GUZOV OFSINK LLC ATTORNEYS-AT-LAW 600 MADISON AVENUE 14th FLOOR NEW YORK, NEW YORK 10022 TELEPHONE: (212) 371-8008 TELEFAX: (212) 688-7273 http://www.golawintl.com

Long Island Office: 200 Broadhollow Road, Suite 207 Melville, NY 11747 Telephone: (631) 293-2904 • Fax: (631) 293-4418

April 16, 2008

Mr. Jeffrey P. Riedler
Assistant Director
John L. Krug
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Mail Stop 6010

Re: China Biopharma, Inc.
SCHEDULE 14C
File No. 0-50005

Gentlemen:

Reference is made to your comment letter, dated April 9, 2008 to our client, China Biopharma, Inc. (the “Company”), relating to the subject Schedule 14C (the “Comment Letter”). Set forth below are the comments contained in the Comment Letter followed by our response thereto:

Amendment to certificate of incorporation to increase the number of authorized shares of the Company’s common stock.

Purpose of Amendment

1. Please expand the discussion to provide additional disclosure concerning the terms of the convertible notes including the cost paid for the notes, the amount of proceeds received by the Company, the conversion terms, and the number of shares that may be issued to satisfy the registrant's obligations under the notes.

Response:

We have expanded the discussion by adding the following section entitled “Certain Additional Information regarding the Convertible Notes.”

“Certain Additional Information regarding the Convertible Notes

On December 13, 2006, we entered into a Subscription Agreement with a number of investors for the sale of an aggregate principal amount $3,000,000 Secured Convertible Promissory Notes due December 13, 2008 (the “Notes”). We received gross proceeds of $3,000,000 and net proceeds of $2,606,250 from the sale of the Notes.

The net proceeds to us from the sale of the Notes were $2,606,250. This amount includes the payment of fees, including legal fees, finder’s fees and filing, printing and shipping fees, associated with the placement of the Notes and warrants.

Gross proceeds from issuance of the convertible notes:	$3,000,000.00
Payments in connection with the transaction that we made:
Finder's fee	$300,000.00
Legal fees	$90,000.00
Filing, printing and shipping fees	$3,750.00
Total Payments made by us:	$393,750.00
Net proceeds to us:	$2,606,250.00

The following is a summary of the material terms of the Notes:

Conversion: The Notes are convertible at the option of the holders at any time into common stock. Prior to the occurrence of an “event of default” (as defined in the Notes) the notes were convertible at a price of $.25 per share. After the occurrence of an event of default the Notes are convertible at the lesser of $0.25 per share and 75% of the average closing bid prices for the common stock for the five trading days prior to the date of conversion. On October 15, 2007, an event of default occurred as a result of our failure to make our monthly amortization payment due on that date in registered shares of common stock or in cash. Accordingly the effective conversion price is 75% of the average closing bid prices for the common stock for the five trading days prior to the date of conversion.

The conversion price of the Notes of $0.25 per share at the time of issuance represented a discount of $0.18 to the $0.43 which was the market price for our common stock on December 13, 2006, the date of issuance of the Notes.

Market price per share on December 13, 2006 of common stock underlying the Notes:	$0.43
Conversion price per share on December 13, 2006 of common stock underlying the Notes:	$0.25
Total shares of common stock underlying the Notes (at a conversion price of $0.25)	12,000,000
Combined market price of the total number of shares (12,000,000) underlying the Note using $0.43 market price	$5,160,000
Combined conversion price of shares underlying the Notes	$3,000,000
Total possible discount to market price at time of issuance:	$2,160,000

Interest/Amortization: Prior to an event of default the Notes bear interest at a rate of eight percent (8%) per annum. After an event of default the rate increases to 15%. If we are not in default we have the option to make the monthly payments due on the Notes in cash or common stock. As an event of default occurred on October 15, 2007 the terms of the Notes do not permit us to continue pay down the Notes in shares of our common stock without the consent of the holders of the Notes. We cannot assure you that the investors will permit us to make the future monthly payments due on the Notes in shares of our common stock. We do not currently have sufficient cash flow to make the payments due on the Notes in cash. If we pay the monthly amounts due in common stock, the stock is valued at an effective conversion rate equal to the lesser of $0.25 per share or seventy five percent (75%) of the average closing bid price of the common stock for the five trading days preceding the applicable repayment date.

Beginning on March 13, 2007, we became obligated to make monthly payments on the Notes of both principal and accrued interest. The amortization schedule is set forth below. We have limited cash and have been paying and intend to continue to pay the monthly amounts due on the Notes in shares of our common stock.

To date we have issued an aggregate of 37,960,689 shares of our common stock to the selling stockholders to satisfy our payment obligations under the Notes, based on average effective conversion rates of $0.141 (for March 2007), $0.1056 (for April 2007), $0.075 (for May 2007), $0.052 (for June 2007), $0.059 (for July 2007), $0.038 (for August 2007), $0.021 (for September 2007), $0.0164 (for October 2007), $0.0091 (for December 2007), $0.0056 (for January 2008), $0.0045 (for February 2008), $0.0035 (for April 2008).

As of April 13, 2008, the outstanding principal balance on the Notes was $1,986,684 and we are required to pay interest totaling $117,642 over the remaining term of the Notes. As of April 14, 2008, the average closing bid prices for the common stock for the five trading days prior to April 14, 2008, was $0.00484. Accordingly using an assumed effective conversion rate of $0.00363 (or 75% of $0.00484) we would be required to issue 579,704,204 additional shares of our common stock to the selling stockholders to pay off the principal and pay the interest due over the remaining term of the Notes. If the market price of our common stock falls we would be required to issue even more shares.

The table below sets forth the amortization schedule. The table also sets forth the number of shares of our common stock previously issued in payment of our obligations on the Notes, the effective conversion rates, and the number of shares to be issued in the future at an assumed conversion price of $0.00363 per share.

	Repayment		Outstanding	Shares issued as Payment in shares of Principal and Interest due on		Shares to be issued as Payment of Principal and Interest Due at assumed effective conversion price of $0.00363 per
Date	Principal	Interest	Principal	Notes		share
12/13/2006			$3,000,000.00
3/13/2007	$142,857.14	$60,000.00	$2,857,142.86	1,438,703	(1)
4/13/2007	$142,857.14	$19,047.62	$2,714,285.71	1,533,189	(2)
5/13/2007	$142,857.14	$18,095.24	$2,571,428.57	1,611,790	(3)
6/13/2007	$142,857.14	$17,142.86	$2,428,571.43	3,866,541	(4)
7/13/2007	$142,857.14	$16,190.48	$2,285,714.29	2,218,464	(5)	3,651,231	(13)
8/13/2007	$142,857.14	$15,238.10	$2,142,857.14	2,557,839	(6)	6,908,891	(13)
9/13/2007	$142,857.14	$14,285.71	$2,000,000.00	6,363,615	(7)	4,182,475	(13)
10/13/2007	$142,857.14	$25,000.00	$1,857,142.86	3,221,786	(8)	33,209,247	(13)
11/13/2007	$142,857.14	$23,214.29	$1,714,285.71	-		42,557,612	(13)
12/13/2007	$142,857.14	$21,428.57	$1,571,428.57	2,229,820	(9)	42,109,406	(13)
1/13/2008	$142,857.14	$19,642.86	$1,428,571.43	918,942	(10)	44,477,240	(13)
2/13/2008	$142,857.14	$17,857.14	$1,285,714.29	9,000,000	(11)	26,334,788	(13)
3/13/2008	$142,857.14	$16,071.43	$1,142,857.14	-		43,727,078	(13)
4/13/2008	$142,857.14	$14,285.71	$1,000,000.00	3,000,000	(12)	43,290,043	(13)
5/13/2008	$142,857.14	$12,500.00	$857,142.86			42,798,110
6/13/2008	$142,857.14	$10,741.29	$714,285.71	-		42,306,178
7/13/2008	$142,857.14	$8,928.57	$571,428.57	-		41,814,246
8/13/2008	$142,857.14	$7,142.86	$428,571.43	-		41,322,313
9/13/2008	$142,857.14	$5357.14	$285,714.29	-		40,830,381
10/13/2008	$142,857.14	$3571.43	$142,857.14	-		40,338,449
11/13/2008	$142,857.14	$1785.71	$-	-		39,846,516
12/13/2008
Total	$3,000,000.00	$347,500				579,704,204

(1) Effective conversion rate was $0.141

(2) Effective conversion rate was $0.1056

(3) Effective conversion rate was $0.075

(4) Effective conversion rate was $0.052

(5) Effective conversion rate was $0.059

(6) Effective conversion rate was $0.038

(7) Effective conversion rate was $0.021

(8) Effective conversion rate was $0.0164

(9) Effective conversion rate was $0.0091

(10) Effective conversion rate was $0.0056

(11) Effective conversion rate was $0.0045

(12) Effective conversion rate was $0.0035

(13) Represent payments which have been deferred in previous months at the option of the Noteholders or due to lack of sufficient registered shares after October 2007.

Prepayment: Provided no event of default has occurred we may prepay the Notes, in whole or in part, at any time on 30 days written notice to the holders by paying a 20% premium on the principal amount to be repaid together with accrued interest and any other sums due to the date of prepayment. As an event of default occurred on October 15, 2007 and is continuing the terms of the notes prohibit us for prepaying the Notes.

Security/Guarantee: The Notes are secured by a by a security interest in the Company’s assets. The Notes are also guaranteed by our subsidiaries.

Warrants: We also issued to the purchasers of the Notes, (i) Class A Warrants to purchase up to 6,000,000 shares of our common stock with an exercise price of $0.30 per share (subject to adjustment) and (ii) Class B Warrants to purchase up to 6,000,000 shares of common stock with an exercise price of $0.40 per share (subject to adjustment). The 12,000,000 shares underlying the Class A Warrants and Class B Warrants were registered for resale in a registration statement declared effective on March 23, 2007. The warrants contain full ratchet anti-dilution provisions.

The following is a table disclosing the aggregate amount of possible profit which could be realized by the selling stockholders (or its affiliates) as a result of any exercise price discounts for the common stock underlying the warrants. The only warrants, options, notes or other securities of the issuer that are held by the selling stockholders or any of their affiliates are the Class A Warrants, the Class B Warrants and the Finder’s Warrants that were issued in connection with the issuance and sales of the Notes.

Market price on December 13, 2006 (date of issuance) of common stock underlying warrants, per share	$0.43
Exercise price per share: Class A Warrant	$0.30
Exercise price per share: Class B Warrant	$0.40
Exercise price per share: Finder’s Warrant	$0.30
No. of shares issuable under Class A Warrant	6,000,000
No. of shares issuable under Class B Warrant	6,000,000
No. of shares issuable under Finder’s Warrant	2,400,000
Market price on date of issuance of total number of shares underlying under Class A Warrants	$2,580,000
Market price on date of issuance of total number of shares underlying under Class B Warrants	$2,580,000
Market price on date of issuance of total number of shares underlying under Finder’s Warrant	$1,032,000
Combined exercise price of Class A Warrants	$1,800,000
Combined exercise price of Class B Warrants	$2,400,000
Combined exercise price of Finder’s Warrant	$720,000
Total discount to market price on date of issuance: Class A Warrant	$780,000
Total discount to market price on date of issuance: Class B Warrant	$180,000
Total discount to market price on date of issuance: Finder’s Warrant	$312,000
Total discount to market price on date of issuance: All Warrants	$1,272,000

The following table shows the possible premium to market price based on the market price on April 14, 2008 which was $0.055 per share.

Market price per share of underlying shares of common stock	$0.0055
Exercise price per share: Class A Warrant	$0.30
Exercise price per share: Class B Warrant	$0.40
Exercise price per share: Finder’s Warrant	$0.30
No. of shares issuable under Class A Warrant	6,000,000
No. of shares issuable under Class B Warrant	6,000,000
No. of shares issuable under Finder’s Warrant	2,400,000
Market price of total shares underlying under Class A Warrant	$33,000
Market price of total shares underlying under Class B Warrant	$33,000
Market price of total shares underlying under Finder’s Warrant	$13,200
Combined exercise price under Class A Warrant	$1,800,000
Combined exercise price under Class B Warrant	$2,400,000
Combined exercise price under Finder’s Warrant	$720,000
Total loss if Class A Warrants exercised and sold at market price on April 14, 2008	$1,767,000
Total loss if Class B Warrant exercised and sold at market on April 14, 2008	$2,367,000
Total loss if Finder’s Warrant exercised and sold at market on April 14, 2008	$706,800
Total loss if all Warrants exercised and sold at market on April 14, 2008	$4,840,800

Finder’s Warrants: Melton Management Ltd. acted as the finder with respect to the issuance and sale of the Notes and received warrants to purchase 2,400,000 shares of common stock at an exercise price of $0.30 per share (subject to adjustment). The 2,400,000 shares underlying the finder’s warrants were registered for resale in a registration statement declared effective on March 23, 2007. These warrants also contain full ratchet anti-dilution provisions. The finder’s warrants have an exercise price of $0.30 per share (subject to adjustment) and represent a discount of $0.13 to the $0.43 market price for our common stock on December 13, 2006, the date of issuance. As of April 14, 2008, the closing price for the common stock was $0.0055. Accordingly the finder’s warrants are significantly out of the money.

Registration Rights: In connection with the issuance of the Notes we granted the investors and the finder certain registration rights. Accordingly, on January 22, 2007 we filed an initial registration statement on Form SB-2 covering 18,000,000 shares issuable on conversion and/or repayment of the Notes (which number represented a contractually agreed amount), 12,000,000 shares underlying the Class A Warrants and Class B Warrants, and the 2,400,000 shares underlying the finders’ warrants. That registration statement was declared effective on March 23, 2007. Under the terms of the Notes in order to make our monthly amortization payments in shares of our common stock we are required to deliver registered shares. Accordingly, to facilitate payment of our amortization payment in registered shares on January 25, 2008 we filed a registration statement of Form SB-2 to register 312,000,000 additional shares. Some of our investors have agreed to take restricted securities in lieu of registered shares and we hope to be able to persuade the other investor to do likewise and thereby by not incur the costs of registering with the SEC.”

On behalf of the Company we represent as follows:

The Company understands that:
(i)	it is responsible for the adequacy and accuracy of the disclosure in the filing:
(ii)	that staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and
(iii)	the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any other person under the federal securities laws of the United States.

Sincerely,

/s/ Mark Cawley

cc: Peter Wang